EXHIBIT 99.1

Form 10-K Items 14(a) (1) and (2)

Cypros Pharmaceutical Corporation

Years ended July 31, 1997, 1996 and 1995 with Report of Independent Auditors


Cypros Pharmaceutical Corporation

Form 10-K Items 14(a) (1) and (2)

Contents

Report of Ernst & Young LLP, Independent Auditors       F-2

Financial Statements (Item 14(a) (1)):

Balance Sheets                                          F-3
Statements of Operations                                F-4
Statements of Shareholders Equity                       F-5
Statements of Cash Flows                                F-6
Notes to Financial Statements                           F-7


Financial Statement Schedules (Item 14(a) (2)):

All financial statement schedules are omitted because the information described therein is not applicable, not required or is furnished in the financial statements or notes thereto.


Report of Independent Auditors


The Board of Directors and Shareholders
Cypros Pharmaceutical Corporation

We have audited the accompanying balance sheets of Cypros Pharmaceutical Corporation as of July 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypros Pharmaceutical Corporation at July 31,
1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended
July 31, 1997 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP


August 21, 1997,
except for Note 5, as to which the date is October 9, 1997

San Diego, California

Cypros Pharmaceutical Corporation
Balance Sheets

                                              July 31,
                                      1997         1996
Assets
Current assets:
  Cash and cash equivalents
  (Note 3)                        $ 5,101,710     $9,068,614
  Short-term investments, held to
  maturity (Note 3)                 9,465,561      6,928,435
  Accounts receivable                 355,425        149,626
  Inventories (Note 3)                 93,177         63,386
  Other current assets                 75,038         61,409

     Total current assets          15,090,911     16,271,470

Property, equipment and leasehold
improvements, net (Note 3)            675,686        608,206
Purchased technology, net of
accumulated
amortization of $1,220,838 and
$438,238 at
July 31, 1997 and 1996 (Note 2)     5,060,875      2,629,427
Deferred financing costs, net of
accumulated amortization of
$260,884 at July 31, 1997 (Note 1)    259,127        520,011
Licenses and patents, net of
accumulated amortization of
$118,376 and $87,277 at July 31,
1997 and 1996, respectively (Note 1)  162,592        111,231

Other assets                           95,525        126,180

Total assets                      $21,344,716    $20,266,525


Liabilities and shareholders'
equity
Current liabilities:
Accounts payable                     $365,386       $119,092
Accrued compensation                  121,605        155,748
Other accrued liabilities             131,800        231,864
Purchased asset obligations (Note   1,272,000        200,000
2)
Current portion of long-term debt
(Note 4)                               41,367         99,282
Current portion of capital lease
obligations (Note 5)                  106,206         81,035

Total current liabilities           2,038,364        887,021

Long-term debt (Note 4)                     -         41,367
Capital lease obligations (Note       148,787        187,265
5)
Deferred rent (Note 4)                104,196        120,411
Mandatorily convertible             4,027,461      6,395,574
notes(Note 5)

Shareholder's equity: (Note 6)
Common stock, 30,000,000 shares
authorized,
13,650,405 and 11,613,748
shares issued and
outstanding as of July 31, 1997
and 1996
respectively                       32,344,793      23,421,428
Deferred compensation                (161,950)       (304,309)
Accumulated deficit               (17,156,935)    (10,482,232)

Total shareholder's equity         15,025,908      12,634,887

Total liabilities and
shareholders' equity              $21,344,716     $20,266,525

See accompanying notes.

Cypros Pharmaceutical Corporation
Statements of Operations

                               Years ended July 31,
                           1997        1996        1995
Net Sales                  $2,428,348  $1,275,240  $  -

Cost of Sales                 538,725     405,142     -


Gross Profit                1,889,623     870,098     -

Operating expenses:
  Sales and Marketing        993,765      343,054     -
  General and
  administrative           2,396,465    1,642,152 1,535,540
  Clinical testing and
  regulatory               1,967,334    1,389,128 1,516,947
  Research and
  development              1,032,486    1,002,226   744,608
  Depreciation and
  amortization             1,075,431      611,848   112,713

Total operating expenses   7,465,481    4,988,408 3,909,808



Loss from operations       (5,575,858) (4,118,310)(3,909,808)

Research grant income          98,785     270,510    250,000
Interest and other
income, net                   662,421     757,692    547,107
Amortization of discount
and costs
on mandatorily
Convertible notes
(Note 5)                   (1,860,051)          -          -

Net loss                  $(6,674,703)$(3,090,108)$(3,112,701)



Net loss per share          $(0.54)        $(0.27)   $(0.32)


Shares used in computing
net loss per share         12,303,274  11,518,169  9,859,857


See accompanying notes.




Cypros Pharmaceutical Corporation
Statements of Shareholder's Equity
For each of the three years ended July 31, 1997, 1996 and 1995

CAPTION>
                       Common stock       Deferred

                     Shares    Amount     Compensation

Balance at July 31,  8,019,780  9,926,561  $(170,940)
1994
   Exercise of Class
  A warramts (program
  II)                2,605,180  8,205,215       -

  Exercise of Unit
  Purchase Option
  and underlying
  Class A warrants     543,745  1,681,266       -
  Exercise of stock
  options              183,312    528,924       -
  Deferred compensation
  related to grant of
  stock options and
  warrants                -       603,029    (110,842)
  Amortization of
  deferred
  compensation            -         -          94,789
  Net loss                -         -            -

Balance at July 31,
1995                 11,352,017 20,944,995   (186,993)
  Discount on
  mandatorily
  convertible notes       -      1,582,935       -
  Issuance of
  Common Stock,
  net of offering
  costs                 162,500    940,956       -
  Issuance of
  Common Stock
  in business
  acquisitions          169,231  1,032,309       -
  Issuance of
  Common Stock
  for services          200,000   284,375   (284,375)
  Common stock
  repurchased          (280,000)(1,540,000)      -
  Exercise of stock
  options                10,000     35,163       -
  Deferred Compensation
  related to grant of
  stock options            -        140,695 (140,695)
  Amortization of
  deferred compensation    -           -     307,754

  Net loss                 -           -        -

Balance at July 31,
1996                 11,613,748 23,421,428  (304,309)
  Conversations of
  mandatorily
  convertible notes     953,907  3,972,538       -                               8 -
  Issuance of Common
  Stock,net of
  offering costs      1,075,000  4,714,507       -
  Exercise of stock
  options                 7,750     21,963       -
  Forfeitures of
  stock options            -       (52,568)   52,568

  Deferred compensation
  related to grant of
  stock options            -       266,925  (266,925)

  Amortization of
  deferred
  compensation             -         -       356,716
  Net loss                 -         -          -

Balance at July 31,
1997                13,650,405 $32,344,793 $(161,950)


CAPTION>
                      Accumulated   Total
                        Deficit     Shareholders'
                                    Equity

Balance at July 31,
1994                  $(4,279,423)  $5,476,198
  Exercise of Class
  A warrants (program
  II)                           -     8,205,215

  Exercise of Unit
  Purchase options
  and underlying
  Class A warrants               -    1,681,266

  Exercise of stock
  options                        -      528,924
  Deferred compensation
  related to grant of
  stock options and
  warrants                       -      492,187
  Amortization of
  deferred compensation          -       94,789
    Net loss            (3,112,701)  (3,112,701)


Balance at July 31,
1995                   (7,392,124)    13,365,878
  Discount on
  mandatorily
  convertible notes            -       1,582,935
  Issuance of Common
  Stock,net of offer-
  ing costs                    -         940,956
  Issuance of Common
  Stock in business
  acquisitions                 -       1,032,309
  Issuance of Common
  Stock for services           -               -
  Common stock repurchased     -      (1,540,000)
  Exercise of stock
  options                      -          35,163
  Deferred compensation
  related to grant
  of stock options             -               -
  Amortization of
  deferred compensation        -         307,754

    Net loss          (3,090,108)     (3,090,108)


Balance at July 31,
1996                 (10,482,232)     12,634,887

  Conversations of
  mandatorily
  convertible notes            -       3,972,538
  Issuance of Common
  Stock, net of offer-
  ing costs                            4,714,507
  Exercise of stock
  options                      -          21,963
  Forfeitures of
  stock options                -               -
  Deferred
  compensation
  related to grant
  of stock options             -               -
  Amortization of
  deferred compensation        -          356,716

  Net loss            (6,674,703)      (6,674,703)


Balance at July 31,
1997                $(17,156,935)     $15,025,908

See Accompany notes

Cypros Pharmaceutical Corporation
Statements of Cash Flows

                              Years ended July 31,
                         1997       1996         1995
Operating activities
Net loss               $(6,674,703) $(3,090,108) $(3,112,701)

Adjustments to
reconcile net
loss to net cash used
in operating activities:
  Amortization of
  deferred compensation     356,716      307,754      94,789
  Depreciation and
  amortization            1,075,431      611,848     112,713
  Amortization of
  discount and
  costs on mandatorily
  convertible notes       1,860,051         -           -

  Expense related to
  warrant issuance             -            -        492,187

  Deferred rent             (16,215)      39,892      10,889
  Write-off of patent          -            -         14,000
  Changes in operating
  assets and liabilities,
  net of effects from
  acquisitions:
    Accounts receivable    (205,799)    (149,626)       -
    Inventories             (29,791)      18,829        -
    Other current assets    (13,629)      18,536     (41,897)
    Accounts payable        246,294      (19,445)   (138,572)
    Accrued liabilities     (56,948)     114,305     233,909


Net cash flows used in
operating activities     (3,458,593) (2,148,015)  (2,334,683)

Investing activities
Short-term investments   (2,537,126)  1,486,815   (3,957,538)
Investments in
purchased technology     (2,014,048) (1,835,356)         -
Installment payment
for purchased
technology                 (200,000)    (82,215)         -
Purchase of property,
equipment and
leasehold
improvements               (239,941)   (100,770)    (193,689)

Increase in licenses
and patents                 (82,460)    (37,499)     (10,863)

Decrease in other assets     21,375       6,197       16,673


Net cash flows used in
investing activities    (5,052,200)    (562,828)  (4,145,417)

Financing activities
Issuance of Common
Stock, net               4,736,470      976,119   10,415,405
Issuance of
mandatorily
convertible notes             -       7,458,498         -
Repurchase and
retirement of
Common Stock                  -      (1,540,000)        -

Repayment of
long-term debt             (99,282)     (99,283)     (99,282)

Repayments of capital
leases/obligations         (93,299)     (42,622)     (17,439)

Net cash flows
provided by
financing activities     4,543,889    6,752,712   10,298,684

Increase in cash and
cash equivalents        (3,966,904)   4,041,869    3,818,584

Cash and cash
equivalents at
beginning of year        9,068,614    5,026,745    1,208,161
Cash and cash
equivalents at
end of year             $5,101,710   $9,068,614   $5,026,745

Supplemental
disclosures of
cash flow information:
Cash paid for interest    $123,997      $47,953      $39,170

Noncash investing and
financing activities:
Mandatorily
convertible notes
converted into Common
Stock                   $3,972,538      $  -         $  -
Equipment financed
under capital leases       $79,992     $234,256       $89,549

Purchased asset
obligations             $1,200,000     $200,000      $  -
Common stock issued
for acquisitions        $     -      $1,032,309      $  -


See accompanying notes.


1. Organization and Summary of Significant Accounting Policies

Organization and Business Activity

Cypros Pharmaceutical Corporation (the "Company") was incorporated in San Diego, California on November 2, 1990. The Company develops and markets acute-care, hospital-based products. The Company is currently marketing three products, Ethamolin, Glofil and Inulin, and developing two drugs, CPC-111 and Ceresine (formerly CPC-211). The Company's pre-clinical and clinical development programs focus on cytoprotective drugs designed to reduce ischemia (low blood flow) induced tissue damage in acute-care settings. The Company's two clinical programs are currently in five Phase II trials, which include three for CPC-111 (coronary artery bypass grafting surgery, congestive heart failure and sickle cell anemia crises), and two for Ceresine (stroke and head injury).

Cash, Cash Equivalents and Short-term Investments

The Company considers highly liquid investments with remaining maturities of three months or less when acquired, primarily money market funds, to be cash equivalents. Short-term investments consist of certificates of deposit, money market funds, U.S. government obligations and investment grade corporate debt securities. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents or short-term investments. Management believes the credit risk associated with these investments is limited due to the nature of the investments.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity Held-to-maturity securities are carried at cost, adjusted for amortization of premiums and accretion of discounts. Interest, dividends and amortization on the securities classified as held-to-maturity are included in interest income.

Concentration of Credit Risk

The Company extends credit to its customers, primarily hospitals and large pharmaceutical companies conducting clinical research, in connection with its product

1. Organization and Summary of Significant Accounting Policies
(continued)

sales. The Company has not experienced significant credit losses on its customer accounts. Two customers individually accounted for 23% and 13% of current year sales.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally five years) using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful lives (seven years) or the remaining term of the lease.

Purchased Technology

Purchased technology associated with the acquisitions of Glofil, Inulin and Ethamolin is stated at cost and amortized over the period estimated to be benefited (seven years).

Deferred Financing Costs

The Company has deferred banking, legal and accounting fees associated with the issuance of $8 million in principal amount of mandatorily convertible notes in 1996. These costs are amortized over the term of the notes, which is three years, using the effective interest method commencing with the closing of the transactions.

License and Patent Costs

The Company capitalizes certain costs related to license rights and patent applications. Accumulated costs are amortized over the estimated economic lives of the license rights and patents
(generally six years) commencing at the time the license rights are granted or the patents are issued.

1. Organization and Summary of Significant Accounting Policies
(continued)

Revenue Recognition

Revenues from product sales of Ethamolin and whole vials of Glofil and Inulin are recognized upon shipment. Revenues from Glofil unit dose sales are recognized upon receipt by the Company of monthly sales reports from its third-party distributor. The Company is not obligated to accept returns of products sold that have reached their expiration date.

Net Loss Per Share

Net loss per share is computed using the weighted average number of common shares outstanding during the periods.

Reclassifications

Certain previously reported amounts have been reclassified to conform with the 1997 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Accounting Standard on Impairment of Long-Lived Assets

Effective August 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of this standard had no impact on the Company's financial statements.

1. Organization and Summary of Significant Accounting Policies
(continued)

Accounting Standard on Stock Based Compensation

Effective August 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation. As allowed under FAS 123, the Company elected to continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations.

Newly Issued Accounting Standards

Effective December 15, 1997, the Company will adopt Statement of Financial Accounting Standards No. 128 ("FAS 128"), Earnings Per Share. Under FAS 128, primary earnings per share will be replaced by basic earnings per share, which will exclude the dilutive effect of common stock equivalents, such as stock options or warrants. Diluted earnings per share, which will replace fully diluted earnings per share, will continue to include the dilutive effect to all common stock equivalents. The Company does not believe the adoption of FAS 128 will have a material effect on its calculation of net loss per share.

Effective December 15, 1997, the Company will adopt Statement of Financial Accounting Standards No. 130 ("FAS 130"), Reporting Comprehensive Income. The Company does not believe the adoption of FAS 130 will have a material effect on its financial position or results of operations.

2. Acquisitions

On August 9, 1995, the Company acquired two businesses, including
(i) the New Drug Application for Glofil and finished goods inventory of Glofil on hand at the time of closing from Iso-Tex Diagnostics, Inc., a Texas corporation, (the "Glofil Acquisition") and (ii) the New Drug Application for Inulin and the raw material and finished goods inventory of Inulin on hand at the time of closing from Iso-Tex Diagnostics "B," Inc. ("ITDB"), a Texas corporation (the "Inulin Acquisition"). The Glofil Acquisition was accomplished in an arms' length negotiation through a purchase of assets and the Inulin Acquisition was accomplished through a merger of ITDB with and into the Company (the "Merger"). The total purchase price was $3,149,880, of which $1,582,215 in cash and 169,231 newly issued shares of restricted Common Stock of the Company (the "Restricted Shares") were paid at closing. The Company used its working capital to make the cash payments for the acquisitions at closing.

2. Acquisitions (continued)

Both acquisitions were accounted for using the purchase method and, accordingly, the financial statements include the operations of the businesses from the date of acquisition. As part of the Glofil Acquisition, the Company made an additional cash payment of $200,000 on January 15, 1996 and a final cash payment of $200,000 on August 9, 1996. As part of the Inulin Acquisition, the Company agreed to register the Restricted Shares, upon the request of the sole stockholder of ITDB, at any time after one year from the date of closing and if the registration statement has not become effective within 90 days of the date of the holder's request, the Company is obligated to repurchase the Restricted Shares at their market value based upon the closing bid price of the Company's Common Stock on such date. If the holder requests the Company to Register the Restricted Shares, the Company intends to and has the ability to register them within 90 days of such request.

On November 4, 1996, the Company acquired the New Drug Application, the U.S. trademark for Ethamolin Injection (the "Ethamolin Assets") and the finished goods inventory on hand at closing from Schwarz Pharma, Inc., a Delaware corporation. The total purchase price was $3,286,642, of which the Company paid $2,086,642 in cash and issued a $1,200,000 note (the "Schwarz Note") bearing interest at 8% per annum at closing. The principal and interest on the Schwarz Note is secured by the Ethamolin Assets. The Company used its working capital to make the cash payment at closing. The note is due November 3, 1997.

The following unaudited pro forma data reflects the combined results of operations of the Company as if the Glofil and Inulin acquisitions had occurred on August 1, 1994 and the Ethamolin acquisition had occurred on August 1, 1995:

                          Years end July 31,
                   1997        1996         1995
Net Sales        $2,752,691  $2,402,006   $1,031,486
Net loss         (6,394,987) (2,679,376)  (2,993,386)
Net loss per
share             (0.52)      (0.23)        (0.30)


3. Financial Statement Details

Short-Term Investments

All short-term investments of the Company are classified as held-to-maturity. The following is a summary of held-to-maturity investments at amortized cost as of July 31:

                            1997          1996

Corporate debt securities    $10,465,202  $6,902,848
Money market funds             2,723,458   7,987,946
U.S. government obligations      995,770     749,780
Certificates of deposit              -        37,669

                              14,184,430  15,678,243
Less: amounts classified
as cash equivalents           (4,718,869) (8,749,808)

Short-term investments        $9,465,561   $6,928,435


As of July 31, 1997, the difference between cost and estimated fair value of the held-to-maturity investments was not significant. Of the above-referenced 1997 investments, $8,905,005 mature at various dates through July 31, 1998 and $5,279,425 will mature at various dates after July 31, 1998 through December 14, 2001.

Inventories

Inventories consist of the following at July 31:

               1997        1996
Raw materials  $  4,252    $  3,437
Finished goods   88,925      59,949

               $ 93,177    $ 63,386


3. Financial Statement Details (continued)

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following as of July 31:

                                1997      1996
Laboratory equipment          $ 785,573  $570,865
Office equipment, furniture
and fixtures                    284,902   224,932
Leasehold improvements          134,772    89,517


                              1,205,247   885,314
Less accumulated
depreciation and
amortization                   (529,561) (277,108)
                              $ 675,686  $608,206


Depreciation expense was of $252,453, $138,471 and $83,313 for the years ended July 31, 1997, 1996 and 1995, respectively.

Other Accrued Liabilities

At July 31, 1997 and 1996, other accrued liabilities consist primarily of clinical costs related to the Phase II clinical trials of CPC-111.

4. Long-Term Debt

As of July 31, 1997, the Company had an installment note payable to a financial institution of $41,367, all of which was classified as current. The outstanding balance was collateralized by $84,048 of the Company's short-term investments as of July 31, 1997. The installment note bears interest at the prime rate plus 1.6% (or 10.10% at July 31, 1997) and is being repaid in monthly installments through December 1997. Interest expense incurred on the installment note was $9,524, $19,897 and $29,947 for the years ended July 31, 1997, 1996, and 1995, respectively.

5. Commitments

Leases

The Company leases its office and research facilities under operating lease agreements and certain equipment under capital lease agreements. A security deposit of $64,260 under one of the facilities lease agreements is included in deposits and other assets.

5. Commitments (continued)

Minimum future obligations under both operating and capital leases as of July 31, 1997 are as follows:

                               Operating    Capital
                               Leases       Leases
1998                           $442,736     $130,982
1999                            464,942       94,284
2000                            491,649       62,734
2001                            418,356        8,048
2002                            127,310         -

                             $1,944,993      296,048


Less amounts representing
interest                                     (41,055)

Present value of net minimum
lease payments                               254,993
Current portion of capital
lease obligations                           (106,206)

Long-term capital lease
obligations                                $ 148,787


Rent expense totaled $420,697, $193,880 and $107,952 for the years ended July 31, 1997, 1996 and 1995, respectively. Equipment acquired under capital leases totaled $228,878 and $277,669 (net of accumulated amortization of $181,347 and $52,564) at July 31, 1997 and 1996,
respectively.

Rent expense comprises the cost associated with two buildings leased by the Company, its current headquarters located at 2714 Loker Avenue West in Carlsbad, California and its former headquarters located at 2732 Loker Avenue West. In April 1996, the Company subleased its former headquarters for the remainder of the original lease plus an additional 36-month option. Total lease income included in other income totals $62,870 for the year ended July 31, 1997. Scheduled aggregate future income at July 31, 1997 is approximately $1,318,900. The Company is obligated to expend up to $200,000 in improvements for the sublessee but is receiving a rental rate that substantially exceeds the Company's rent expense on the building plus the amortization of these improvements.

Mandatorily Convertible Notes

During the year ended July 31, 1996, the Company issued $8 million in principal amount of non-interest bearing mandatorily convertible notes (the "Notes") to institutional investors in private placements under the provisions of the Securities and Exchange Commission (the "SEC") Regulation D. The Notes are convertible at the option of the investors into shares of the Company's Common Stock at various dates from January 31, 1997 through July 31, 1999 at a discount to the market price of the stock immediately

5. Commitments (continued)

preceding conversion, ranging from 15% to 25%, with the actual discount depending on the length of time each investor has held the note being converted. The Notes must be converted at various dates through July 31, 1999. The Company is required to register with the SEC the shares of Common Stock issuable upon conversion of the Notes on or prior to the expiration of the allowable conversion periods. The Notes were originally classified as a component of shareholders' equity for several reasons, including the fact that they are non-interest-bearing and convertible only into Common Stock of the Company, absent unusual circumstances. However, on August 26, 1997, in conjunction with an SEC review of a registration statement filed by the Company and in consideration of certain positions formally adopted by the SEC in March 1997, the Company reclassified the Notes to long-term debt. The Notes were recorded net of the $1,582,935 discount available upon conversion (assuming full conversion at the earliest possible dates), and the discount represents an effective interest rate of 33%. The discount has been added to Common Stock and was amortized to expense during fiscal 1997.

As of July 31, 1997, $3,972,538 in principal amount of the Notes had been converted into 953,907 shares of Common Stock. Through October 9, 1997, $2,413,062 in principal amount was converted into 725,789 shares of Common Stock and $1,614,399 of Notes remain to be converted as of that date.

License Agreements

The Company has licenses to various patents for CPC-111 and Ceresine, its two clinical development programs, for the remaining term of the patents. The license agreements require payments of cash, warrants or the issuance of stock options to the licensers upon accomplishment of various milestones and the payment of royalties to the licensers upon the commercial sale of products incorporating the licensed compound. Under the agreement for Ceresine, the Company issued a warrant to the licensor in fiscal 1995 exercisable into 43,750 shares of the Company's Common Stock at an exercise price of $1.60 per share, as a result of completion of Phase I trials of that compound. The only remaining significant development milestone under these agreements is the requirement that the Company pay the licensor of CPC-111 $250,000 upon the filing of a New Drug Application with the Food and Drug Administration (the "FDA") for the approval to market that compound. In the event milestone or royalty payments to the licensor of CPC-111 are not made by the Company within specified time periods, that licensor may elect to terminate the license agreement and all rights thereunder. Such a termination could have a significant adverse impact upon the Company.

6. Shareholders' Equity

Preferred Stock

The Company has authorized 1,000,000 shares of convertible preferred stock. As of July 31, 1996 and 1997, no such shares were issued or outstanding.

Common Stock

During the year ended July 31, 1996, the Company purchased and retired 280,000 shares of its outstanding Common Stock at $5.50 per share in a privately negotiated transaction.

Warrants

In connection with the Company's initial public offering in 1992 (the "Offering"), the Company issued 2,875,000 Redeemable Class A and Class B Warrants. During fiscal years 1994 and 1995, the Company initiated special programs designed to encourage holders of Redeemable Class A Warrants to exercise their warrants immediately (the "Special Class A Warrant Special Programs"). Under the Special Class A Warrant Programs, the Company received net proceeds of $10,497,005 from the exercise of 2,847,037 Redeemable Class A Warrants and the concurrent issuance of 3,345,236 shares of Common Stock and 1,423,512 Redeemable Class B Warrants.

Subsequent to the end of the Special Class A Warrant Programs, the Company issued a notice of mandatory redemption to the remaining holders of Class A Warrants. The holders of 20,250 Class A Warrants exercised their warrants under their original terms, resulting in $63,787 proceeds to the Company and the issuance of 20,250 shares of Common Stock. The Company repurchased all of the unexercised Class A Warrants outstanding at the end of the 30-day mandatory redemption period for $0.02 per warrant. As of July 31, 1997, there were no Redeemable Class A Warrants outstanding.

During the course of the Special Class A Warrant Programsthis period, all of the 250,000 Unit Purchase Options issued to the underwriter of the Offering were also exercised at $3.02 per option, and the 250,000 Redeemable Class A Warrants within such units were immediately exercised resulting in aggregate net proceeds of $1,681,266 and the concurrent issuance of 543,745 shares of Common Stock and 375,000 Redeemable Class B Warrants. The Company repurchased all of the remaining Class A Warrants outstanding at $0.05 per share. As of July 31, 1995, there were no Redeemable Class A Warrants outstanding.

The Company issued an additional warrant in 1995 exercisable into 312,500 shares of the Company's Common Stock at a purchase price of $5 per share to a firm as consideration for financial advisory services. In January 1996,the Company canceled the warrant and issued 200,000 shares of Common Stock at $3.39 in lieu of the canceled warrant.

6. Shareholders' Equity (continued)

As of July 31, 1997, 4,673,512 Redeemable Class B
Warrants were outstanding. Warrant holders are entitled to purchase one share of Common Stock at $5.50 per share for each warrant until November 3, 1997. The Company is entitled to redeem the warrants on not less than 30 days written notice at $0.02 per warrant when the average closing bid price of the Common Stock exceeds $9.60 per share over a period of 20 consecutive trading days, ending within 15 days of the date of notice of redemption.

Stock Option Plans

The Company has elected to follow APB 25 in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net loss and loss per share is required by FAS 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method set forth in FAS 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996: risk-free interest rates of 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's Common Stock of 84%; and the weighted-average life of the options of eight years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a single reliable measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss for the years ended July 31, 1997 and 1996 is as follows:

                    1997          1996
Pro forma net loss  $(7,658,837)  $(3,943,018)
Pro forma loss per
share               $  (0.62)     $    (0.34)


6. Shareholders' Equity (continued)

The results above are not likely to be representative of the affects of applying FAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one or two years of vesting. As of July 31, 1997, 2,266,288 shares of Common Stock were reserved for issuance under the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan provides for the grant of incentive and nonstatutory stock options with various vesting periods, generally four years, to employees, directors and consultants. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. The maximum term of options granted under the 1992 Plan is ten years.

In June 1993, the Company adopted the 1993 Non-Employee Directors' Stock Option Plan (the "1993 Plan"), under which 250,000 shares of Common Stock were reserved for issuance. The 1993 Plan provides for the granting of 25,000 options to purchase Common Stock upon appointment as a non-employee director and an additional 3,000 options each January thereafter, beginning January 1, 1994. Options vest over four years. The exercise price of the options is 85% of the fair market value on the date of grant. The maximum term of options granted under the 1993 Plan is ten years.

The following table summarizes stock option activity under the 1992 and 1993 Plans:

                       Options     Weighted Average
                       Outstanding Exercise Price

Balance at July 31,
1994                     946,625        $3.19
    Granted              292,500        $5.28
    Exercised           (183,312)       $2.89
    Canceled             (37,813)       $4.33

Balance at July 31,
1995                   1,018,000        $3.83
     Granted             360,000        $5.30
     Exercised           (10,000)       $3.52
     Canceled            (12,188)       $5.40

Balance at July 31,
1996                   1,355,812        $4.21
     Granted             309,499        $4.33
     Exercised            (7,750)       $2.83
     Canceled           (219,215)       $4.47

Balance at July 31,
1997                   1,438,346        $4.25

6. Shareholders' Equity (continued)

At July 31, 1997, options to purchase 1,009,152 shares of Common
Stock were exercisable and there were 1,077,852 shares available for future grant under the 1992 and 1993 Plans.

The weighted average grant-date fair value for the options granted during 1997 and 1996 were $3.40 and $4.39, respectively.

Exercise prices and weighted average remaining contractual life for the options outstanding under the 1992 and 1993 Plans as of July 31, 1997 are as follows:

Options Outstanding                          Options
                                             Exercisable

Range of      Number   Weighted     Weighted  Number  Weighted
Exercise      Outstand-Average      Average   Exer-   Average
Price         ing      Remaining    Exercise  cisable Exercise
                       Contrac-     Price             Price
                       tual Life
$1.44         97,500   5.00         1.44       97,500  $1.44
$2.20-$2.46   93,000   6.00         2.22       91,177  $2.22
$3.06-$4.00  440,500   7.17         3.50      322,789  $3.47
$4.05-$4.95  365,750   7.65         4.50      240,789  $4.54
$5.00-$5.75  320,437   7.22         5.42      179,844  $5.37
$6.00-$6.80   76,249   6.64         6.26       55,439  $6.22
$7.86-$8.50   45,000   8.00         8.04       21,614  $8.05

           1,438,436                        1,009,152

The Company has recorded deferred compensation for the difference between the price of options granted and the fair value of the Company's Common Stock. Deferred compensation is amortized to expense during the vesting period of the related stock or options.

7. Income Taxes

The Company accounts for income taxes using the liability method under Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

7. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of July 31, 1997 and 1996 are as follows:

                                      1997       1996

Deferred tax assets:
Net operating loss carryforwards   $4,554,000   $3,358,000
Capitalized research and
development costs                     547,000      404,000
Research and development tax
credit carryforwards                  530,000      378,000
Other - net                           820,000      212,000

Total deferred tax assets           6,451,000    4,352,000
Valuation allowance                (6,451,000)  (4,352,000)

Net deferred tax assets           $     -     $      -


At July 31, 1997, the Company has federal and California tax net operating loss carryforwards of approximately $12,635,000 and $2,305,000, respectively. The federal and California tax loss carryforwards will begin and have begun to expire in 2007 and 1997, respectively, unless previously utilized. The Company also has federal and California research and development tax credit carryforwards of $413,000 and $183,000, respectively, which will begin expiring in 2007 unless previously utilized. The above carryforwards were determined as if the Company were filing a tax return at July 31, 1997; however, for tax return purposes the Company uses a calendar year end.

Use of the Company's net operating loss and credit carryforwards may be limited upon cumulative changes in ownership of more than 50%. However, the Company does not believe such limitations will have a material impact upon the Company's ability to utilize these carryforwards.

The valuation allowance increased $2,099,000 from July 31, 1996 to July 31, 1997 due principally to the increase in deferred tax assets resulting from the increase in tax net operating loss carryforwards. Realization of deferred tax assets is dependent on future earnings, the timing and amount of which will be dependent on scientific success, results of clinical trials and regulatory approval of the Company's products currently under development. Accordingly, the full valuation reserve has been established to reflect these uncertainties.